SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For December 19, 2002

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                         APPOINTMENT OF GROUP SECRETARY


Bank of Ireland announces that John Clifford has been appointed Group Secretary with effect from 1 January 2003, in succession to Terence Forsyth who retires from the Group.

John Clifford has held a number of senior management positions in the Group including General Manger Group Credit Control, Group Chief Internal Auditor, General Manager of the Group's operations in Great Britain and, laterally, as Head of the Group Transformation Programme.


19 December 2002


/ends


For further information:

David Holden, Head of Group Corporate Communications           00-353-1-604 3833

Mary King, Head of Investor Relations                          00-353-1-604 3501


 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              The Governor and Company
                                              of the Bank of Ireland



                                                   T.H. Forsyth
                                                  Group Secretary



                                                Date: December 19, 2002